
UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

SEC
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Section

FEB 2 8 2013

Washington DC
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-24971

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___1/1/2012___ AND ENDING ___12/31/2012___
                                     MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SEAPORT SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

___60 BROAD STREET___
                    (No. and Street)

___NEW YORK___   ___NY___   ___10004___
   (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
   THEODORE P. WEISBERG   (212)482-8689
                                                             (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___HOROWITZ & ULLMANN, P.C.___
                    (Name – *if individual, state last, first, middle name*)

___275 MADISON AVENUE, SUITE 902___   ___NEW YORK___   ___NY___   ___10016___
   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

     ☒ Certified Public Accountant
     ☐ Public Accountant
     ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, __THEODORE P. WEISBERG__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __SEAPORT SECURITIES CORPORATION__ , as of __DECEMBER 31__ , 20__12__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

CHRISTINA N MILORD
Notary Public, State of New York
No. 01MI6261145
Qualified in Kings County
Commission Expires May 07, 2016

Notary Public

_____
Signature

_____
Title

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

SEAPORT SECURITIES CORPORATION

FINANCIAL STATEMENTS

DECEMBER 31, 2012

SEAPORT SECURITIES CORPORATION

FINANCIAL STATEMENTS

DECEMBER 31, 2012

SEAPORT SECURITIES CORPORATION

TABLE OF CONTENTS

HOROWITZ & ULLMANN, P.C.
Certified Public Accountants

A member of the
AICPA Center for Audit Quality
New York State Society of CPAs
PCAOB registered

275 Madison Avenue
New York, NY 10016
Telephone: (212) 532-3736
Facsimile: (212) 545-8997
E-mail: cpas@horowitz-ullmann.com

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
Seaport Securities Corporation
New York, NY

Report on the Financial Statements

We have audited the accompanying financial statements of Seaport Securities Corporation which comprise the statement of financial condition as of December 31, 2012, and the related statements of income, cash flows and changes in shareholders' equity for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the **auditor's** judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Seaport Securities Corporation as of December 31, 2012 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Horowitz & Ullman, P.C.

New York, NY
February 21, 2013

SEAPORT SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS

Cash	$7,795,621
Money Market funds	626,839
Marketable securities	1,133,863
Accrued commissions receivable	40,672
Prepaid expense and other receivables	35,736

TOTAL ASSETS	**$9,632,731**

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES

Accounts payable and accrued expenses	$ 33,624
Deferred taxes payable	47,405

TOTAL LIABILITIES	81,029

SHAREHOLDERS' EQUITY

Capital Stock
Common share, no par value, authorized 200 shares;

issued and outstanding 100 shares	$ 100
Additional paid-in capital	14,400
Retained earnings	9,616,645
Less: common shares held in treasury	(79,443)

TOTAL SHAREHOLDERS' EQUITY	9,551,702

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$9,632,731

See independent auditor's report and accompanying notes to financial statements.

SEAPORT SECURITIES CORPORATION
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2012

REVENUES

Commissions	$ 641,608
Dividend and interest income	93,049
Gain on investment securities	227,024
Clearance rebate income	52,277
Floor brokerage income	15,050
Fee income	75,821
Total revenues	1,104,829

EXPENSES

Employee compensation	325,942
Clearance charges	44,332
Rent	99,584
Travel and entertainment	65,969
Insurance	38,005
Payroll taxes	25,966
Tickers and quotation service	44,134
Telephone	54,498
Professional and registration fees	153,010
Office expense	85,406
Commission expenses	119,907
Miscellaneous	9,043
Total expenses	1,065,796

NET INCOME BEFORE PROVISION FOR INCOME TAXES	39,033
INCOME TAX EXPENSE	1,000
NET INCOME	$ 38,033

See independent auditor's report and accompanying notes to financial statements.

SEAPORT SECURITIES CORPORATION
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2012

CASH FLOWS FROM OPERATING ACTIVITIES

Net income	$ 38,033
Adjustments to reconcile net income to net cash provided by operating activities:	
Gain on investment securities	(227,024)
Deferred income taxes	(1,326)
Changes in assets and liabilities:	
Decrease in Money Market funds	2,495,911
Proceeds from sales of marketable securities	240,256
Increase in prepaid expenses	(1,891)
Decrease in accrued commission receivable	39,798
Increase in accounts payable and accrued expenses	23,385
Total adjustments	2,569,109
Net cash provided by operating activities	2,607,142

CASH FLOWS FROM FINANCING ACTIVITIES

Distributions to shareholders	(26,085)
NET INCREASE IN CASH	2,581,057
CASH – January 1, 2012	5,214,564
CASH – December 31, 2012	$7,795,621

See independent auditor's report and accompanying notes to financial statements.

SEAPORT SECURITIES CORPORATION
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
YEAR ENDED DECEMER 31, 2012

	Common Stock No Par	Additional Paid-in Capital	Treasury Stock	Retained Earnings	Shareholders' Equity
Balances January 1, 2012	$100	$14,400	$(79,443)	$9,604,697	$9,539,754
Net income	-	-	-	38,033	38,033
Distributions	-	-	-	(26,085)	(26,085)
Balances December 31, 2012	$100	$14,400	$(79,443)	$9,616,645	$9,551,702

See independent auditor's report and accompanying notes to financial statements.

1. **ORGANIZATION AND NATURE OF BUSINESS**

   Seaport Securities Corporation, a New York "S" Corporation, is a broker-dealer registered with the SEC and a member of the NYSE, FINRA, and SIPC. It offers execution services to other broker-dealers and "buy" side institutions (mutual funds, money managers, pension funds, hedge funds, banks, etc.) as well as offering discount brokerage services including online brokerage services to the general investing public.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

   Revenue Recognition:
   Customers' securities transactions are reported on a settlement-date basis with the related commission income and clearing expenses reported on a trade-date basis as securities transactions occur. All such transactions are cleared through another broker-dealer on a fully disclosed basis.

   Securities Transactions:
   Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a settlement date basis. The Company uses the specific identification method for determining the cost basis in computing realized gains and losses.

   Marketable securities are valued at market value based on the closing sales prices as listed on a securities exchange on the last business day of each month. The resulting difference between cost and market is included in income with the realized gain or loss.

   Valuation of Securities:
   The Company has adopted the Fair Value Measurements Topic of the Financial Accounting Standards Board Accounting Standards Codification (FASB ASC). It defines fair value as the price that the Company would receive upon selling an investment in a timely transaction to an independent buyer in the principal or most advantageous market for the investment. It also established a three-tier hierarchy to maximize the use of observable market data and minimize the use of unobservable inputs and to establish classification of fair value measurements for disclosure purposes. Inputs refer broadly to the information that market participants would use in pricing the asset or liability, including assumptions about risk, and are classified as observable or unobservable. The three-tier hierarchy of inputs is summarized in the three broad levels listed below.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Level 1 – quoted prices in active markets for identical investments
Level 2 – other significant observable inputs (including quoted prices for similar investments, interest rates, credit risk, etc.)
Level 3 – significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments)

The Company's investment in marketable securities consists entirely of Level 1 securities utilizing valuation techniques consisting exclusively of quoted market prices.

Money market funds are valued at fair market value.

Use of Estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Subsequent Events:
The Company has evaluated subsequent events through February 21, 2013, the date that the financial statements were available to be issued.

3. ACCRUED COMMISSION RECEIVABLE

The Company records accrued commission receivable for trading commissions earned but not received as of December 31, 2012. It has not recorded any provision for doubtful accounts because management believes that the accrued commission receivable will be fully collected.

4. SUPPLEMENTAL CASH FLOW INFORMATION

Cash paid for income taxes is $2,327.

5. NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions, of $100,000 or 6 2/3% of aggregate indebtedness as defined, if larger. Net capital and aggregate indebtedness fluctuate from day to day but, at December 31, 2012, the Company's net capital exceeds such capital requirements by $8,475,220 and the ratio of aggregate indebtedness to net capital is .0039 to 1.

6. INCOME TAXES

The shareholders of the Company have elected to treat the corporation as an "S" Corporation for Federal and New York State tax purposes. As a result, in lieu of corporation income taxes, the stockholders are taxed on the proportionate share of the Company's taxable income. However, a provision for New York City corporation taxes has been recorded in the financial statements. The Company's income tax returns for 2009, 2010 and 2011 are subject to examination by tax authorities, generally for three years after they were filed.

The Company computes its New York City tax in accordance with the requirements of the Income Tax Topic of the FASB's ASC.

The provision for income taxes includes the following at December 31, 2012:

	Current	Deferred	Total
State and local tax expense	$1,000	$ -	$1,000
	$1,000	$ -	$1,000

Deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities. The tax effect of the temporary differences giving rise to the Company's deferred tax liability results from unrealized gains on marketable securities.

7. PENSION PLAN

The Company has a profit sharing pension plan for all full-time employees who have completed at least one full year of service. For the year ended December 31, 2012, the Company did not make a contribution to the pension plan.

8. CONCENTRATIONS OF CREDIT RISK

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company introduces these transactions for clearance to another broker-dealer on a fully disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions, when necessary.

The Company maintains cash in bank accounts which, at times, may exceed federally insured limits or where no insurance is provided. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash.

9. OPERATING LEASE OBLIGATION

The Company conducts its operations from premises leased under a five-year operating lease agreement expiring in March 2015. Future minimum payments, exclusive of operating expense escalations, through the expiration of the lease are as follows:

Year ended December 31,	
2013	$ 96,156
2014	96,156
2015	24,039
Total	$216,351

Rent expense is $99,584 for the year ended December 31, 2012, which includes utilities and real estate tax.

10. CONTINGENCIES

The company is currently engaged in a FINRA arbitration claim with one of its former customers who alleges that the Company is responsible for losses in its account of over three million dollars. The company believes that the claim is meritless and that the arbitrator will dismiss the claim in its entirety. Accordingly, the company has not recorded a provision for the alleged loss in its financial statements.

SEAPORT SECURITIES CORPORATION
COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1
DECEMBER 31, 2012

SHAREHOLDERS' EQUITY, PER STATEMENT OF FINANCIAL CONDITION	$9,551,702
Less: Nonallowable assets:	
Prepaid expenses and other receivables	(35,736)
TENTATIVE NET CAPITAL	9,515,966
Capital charge on investment securities	(900,937)
Capital charge on undue concentration	(39,809)
NET CAPITAL	8,575,220
Less: Minimum net capital required to be maintained ($100,000 or 6 2/3% of aggregate indebtedness, whichever is greater)	100,000
EXCESS NET CAPITAL	$8,475,220
AGGREGATE INDEBTEDNESS	
Accounts payable and accrued liabilities	$ 33,624
6 2/3% OF AGGREGATE INDEBTEDNESS	$ 2,242
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	.0039 to 1

See independent auditor's report and accompanying notes to financial statements.

SEAPORT SECURITIES CORPORATION
RECONCILIATION OF NET CAPITAL
PURSUANT TO SEC RULE 17a-5 (d)(4)
DECEMBER 31, 2012

Net Capital, per Form X-17a-5
   as of December 31, 2012, unaudited $9,643,970
   Less: capital adjustments   (92,268)

Net Capital per Accompanying Computation of
   Net Capital Under SEC Rule 15c3-1 $9,551,702

See independent auditor's report and accompanying notes to financial statements.

SEAPORT SECURITIES CORPORATION
COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2012

The Company was exempt from the provisions of Rule 15c3-3 (k)(2)(b) under the Securities and Exchange Act of 1934 for the year ended December 31 2012.

See independent auditor's report and accompanying notes to financial statements.

SEAPORT SECURITIES CORPORATION
INFORMATION RELATING TO THE
POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2012

The Company was exempt from the provisions of Rule 15c3-3(k)(2)(b) under the Securities and Exchange Act of 1934 for the year ended December 31, 2012.

See independent auditor's report and accompanying notes to financial statements.

HOROWITZ & ULLMANN, P.C.
Certified Public Accountants

A member of the
AICPA Center for Audit Quality
New York State Society of CPAs
PCAOB registered

275 Madison Avenue
New York, NY 10016
Telephone: (212) 532-3736
Facsimile: (212) 545-8997
E-mail: cpas@horowitz-ullmann.com

INDEPENDENT AUDITOR'S REPORT
ON INTERNAL ACCOUNTING CONTROL

The Board of Directors
Seaport Securities Corporation
New York, NY

In planning and performing our audit of the financial statements of Seaport Securities Corporation for the year ended December 31, 2012, we considered its internal control structure including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities of Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, management is required to make estimates and judgments to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objective of internal controls and of the practices and procedures is to provide management with reasonable, but not absolute, assurance (1) that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and (2) that transactions are executed in accordance with

management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal controls or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal controls would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the AICPA. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal controls, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2012 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority and other regulatory agencies which rely on SEC Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Horowitz & Ullmann, P.C.

New York, NY
February 21, 2013

HOROWITZ & ULLMANN, P.C.
Certified Public Accountants

A member of the
AICPA Center for Audit Quality
New York State Society of CPAs
PCAOB registered

275 Madison Avenue
New York, NY 10016
Telephone: (212) 532-3736
Facsimile: (212) 545-8997
E-mail: cpas@horowitz-ullmann.com

INDEPENDENT AUDITOR'S REPORT
ON APPLYING AGREED-UPON PROCEDURES
RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

The Board of Directors
Seaport Securities Corporation
New York, NY

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2012, which were agreed to by Seaport Securities Corporation and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Seaport Securities Corporation compliance with the applicable instructions of the Assessment Reconciliation (Form SIPC-7). Seaport Securities Corporation management is responsible for Seaport Securities Corporation compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries.

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2012 with the amounts reported in Form SIPC-7 for the period from January 1, 2012 to December 31, 2012, noting no material differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no material differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Horowitz & Ullmann, P.C.

New York, NY
February 21, 2013

SEAPORT SECURITIES CORPORATION
SUPPLEMENTAL REPORT – SIPC SCHEDULE OF
ASSESSMENT AND PAYMENTS
FOR THE YEAR ENDED
DECEMBER 31, 2012

Total revenue	$1,104,829
Deductions:	
Gain on investment securities	(227,024)
Commissions, floor brokerage and clearance paid to other brokers and dealers in connection with securities transactions	(44,332)
Total revenue, subject to assessment	833,473
Computation of assessment:	
For the year ended December 31, 2012 @.0025	$ 2,083
Less: Payments	
July 2012	(1,202)
February 2013	(881)
Balance Due	$ -